Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

04036953

Basel, 14 September 2004

SUPPL

Roche joins Dow Jones Sustainability Indexes

Membership underscores more than a century of sustainable development at Roche

Roche has been selected as an index component of the Dow Jones Sustainability World Indexes (DJSI World) and the Dow Jones STOXX Sustainability Indexes (DJSI STOXX). Inclusion in the Indexes, effective as of 20 September, follows a thorough assessment of the company's economic, environmental and social performance and allows selection of Roche equities into additional sustainability-driven portfolios. Ranked equal second in its sector for both Indexes, Roche has been certified as one of the leading sustainability-driven companies worldwide.

"I am pleased that Roche has fulfilled the high criteria set by the Dow Jones family of Sustainability Indexes" said Franz B. Humer, Chairman and CEO of Roche. "This underlines our efforts in the area of sustainable development. Since our company's founding over 100 years ago, the principles of sustainability have guided our activities as we have striven to unite entrepreneurial responsibility with innovation for health – both central to Roche's pharmaceutical and diagnostic businesses. In addition, we are breaking new ground to resolve healthcare challenges in the developing world while concurrently placing great emphasis on state-of-the-art environmental protection technologies and on innovative programmes for our employees and the global community."

Selection as an index component of the Dow Jones Sustainability Indexes follows Roche's membership of the FTSE4Good Index series. This series, established by the Financial Times Stock Exchange Group (FTSE), is also designed to measure the performance of companies that meet globally recognised corporate responsibility standards and to facilitate investment in those companies.

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F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Sustainable development at Roche

Sustainable development has been a core value at Roche ever since the company was founded in 1896. In recent years Roche has extended its internal and external reporting on its efforts in sustainability, adopting the definition proposed in the 1986 Brundtland Report — namely, that development is sustainable if it meets the needs of the present without compromising the ability of future generations to meet their own needs. In late 2002 the Roche Corporate Sustainability Committee, which reports directly to the Group's Chairman and CEO, was established to assess and coordinate corporate policies and all activities as they relate to sustainable development. In early 2003 Roche revised its Corporate Principles, giving more emphasis to, and instituting additional formal structures for, good corporate citizenship, environmental stewardship and corporate governance. In late 2003 Roche launched a separate section on its internet website detailing the many ways in which it is working towards sustainable development, and in 2004 the first Roche Corporate Sustainability Report, based on the guidelines of the Global Reporting Initiative (GRI), was published as an integral part of the Group's Annual Report.

Dow Jones Sustainability Indexes

Launched in 1999, the Dow Jones Sustainability Indexes are the first global indexes tracking the financial performance of leading sustainability-driven companies worldwide. Based on the cooperation of Dow Jones Indexes, STOXX and SAM, they provide asset managers with reliable and objective benchmarks to manage sustainability portfolios. Currently 52 DJSI licenses are held by asset managers in 14 countries to manage a variety of financial products including active and passive funds, certificates and segregated accounts. In total, these licensees presently manage 2.8 billion euros based on the DJSI.

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and transplantation and a market leader in virology. In 2003 the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Sustainable Development at Roche: www.roche.com/home/sustainability.htm
- Roche Sustainability Report 2003: www.roche.com/home/figures/fig_annualrep_2003.htm
- Dow Jones Sustainability Indexes: www.sustainability-indexes.com

Media Office contacts

Phone: +41 61 688 8888 / E-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp

Media Release

Roche

Basel, 16 September 2004

Roche and Protein Design Labs to jointly develop Zenapax for Asthma

Roche and Protein Design Labs (PDL) today announced a worldwide agreement to co-develop and commercialize Zenapax (daclizumab) for asthma and related respiratory diseases, based on recent positive phase II data in patients with moderate to severe asthma.

"This new agreement will strengthen our pipeline in asthma, where we are currently in phase II development of a novel oral treatment," said William M. Burns, Head of Roche's Pharmaceuticals Division. "We believe that daclizumab will offer patients a significant improvement over today's current therapy. Our long-standing relationship with PDL continues to grow as we develop daclizumab further."

Mark McDade, Chief Executive Officer, PDL, said, "The continued development of daclizumab in asthma is among PDL's highest clinical development priorities. With Roche as our ongoing partner in this indication, we believe daclizumab will obtain the resources needed to develop the full potential of this humanized antibody in asthma."

Under terms of the agreement, PDL will receive a $17.5 million upfront payment as well as up to $187.5 million in development and commercialization milestones for successful further development of daclizumab. Roche and PDL will globally co-develop daclizumab in asthma, share development expenses and co-promote the product in the US. Outside the US, PDL will receive royalties on net sales of the product in asthma.

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

About the Roche - PDL partnership

In 1989, Roche acquired the worldwide rights to daclizumab, a product that has since gained an important position within Roche's transplantation portfolio. In September 2003, Roche resold to PDL all rights to daclizumab, except in transplantation, until 2007 when PDL will have the option to re-acquire the transplantation rights as well. In 2004, PDL approached Roche with compelling phase II data for daclizumab in asthma, leading to today's announcement for the continued co-development of daclizumab in respiratory disorders by Roche and PDL.

About Asthma

Asthma is among the most common chronic medical conditions in the United States and worldwide, affecting more than 20 million people in the United States, according to the American Lung Association (ALA) and the American Academy of Allergy, Asthma & Immunology (AAAAI). According to a recent report on the global burden of asthma published by the NIH, WHO and the Global Initiative for Asthma, asthma is one of the most common chronic diseases in the world and it is estimated that around 300 million people in the world currently have asthma. The rate of asthma continues to increase and it is estimated that there may be an additional 100 million persons suffering from asthma by 2025. Asthma accounts for 1 in every 250 deaths worldwide.

About Protein Design Labs

In September 2003, PDL acquired all rights to Zenapax, excluding transplantation indications but with the option to gain such indication rights by 2007. PDL retains this right in accordance with the terms of the September 2003 agreement.

Protein Design Labs is a leader in the development of humanized antibodies to prevent or treat various disease conditions. PDL currently has antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. PDL holds fundamental patents for its antibody humanization technology.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, a leading supplier of pharmaceuticals for cancer and transplantation and a market leader in virology. In 2003 prescription drug sales by the Pharmaceuticals Division totalled 19.8 billion Swiss francs, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has

alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information:

www.roche.com

www.pdl.com

American Lung Association: www.lungusa.org

American Academy of Allergy, Asthma & Immunology: www.aaaai.org

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Roche

Investor Update

September 16, 2004 7:56 AM

Major Pegasys trial in chronic hepatitis B patients published in New England Journal of Medicine
Results lead authors to support it as first-line therapy

The New England Journal of Medicine today published the results of a key international trial* that clearly establishes the superior efficacy and safety of Pegasys (peginterferon alfa-2a) in patients with hepatitis B e antigen (HBeAg) negative chronic hepatitis B over lamivudine, the current standard of care. Significantly the authors conclude that Pegasys "constitutes a therapeutic advance over current treatments" in this difficult-to-treat and advanced stage of the disease and support its use as first-line therapy**.

The results showed that patients receiving Pegasys alone had significantly higher rates of response, sustained for 24 weeks after cessation of therapy, than patients receiving lamivudine, a nucleoside analogue, and that the addition of lamivudine to Pegasys did not improve post-therapy response rates. This is the largest single study of HBeAg-negative patients.

"We need new effective medications like Pegasys to treat HBeAg-negative chronic hepatitis B which is increasing in prevalence throughout the world," said Professor Patrick Marcellin, Hepatologist at the Hôpital Beaujon, Clichy, France and the lead author of the study. "Available treatments have shortcomings. They generate a response during treatment but relapse rates are high once therapy is stopped so the rates of sustained response are poor. As a result, it has become common practice to have patients continue on nucleoside or nucleotide analogues indefinitely and we know that this strategy is associated with the risk of resistance and unknown long-term safety implications."

About the study
A total of 537 patients from 13 countries were enrolled in the study***. Patients were treated for 48 weeks with Pegasys 180 microgram once weekly plus placebo, lamivudine 100 mg once daily, or a combination of Pegasys and lamivudine. Treatment response was assessed following a 24-week treatment-free follow-up period.

Key findings
The study examined two primary and common endpoints of therapy which are indicators of liver damage and viral suppression: normalization of alanine aminotransferase (ALT) levels and suppression of HBV DNA levels. In addition, the investigators assessed the proportion of patients with HBsAg loss and HBsAg seroconversion (disappearance of the hepatitis B virus surface antigen (HBsAg) and the presence of antibodies to HBsAg). "HBsAg loss or seroconversion after therapy is considered the ultimate therapeutic goal of anti-HBV therapy, since it is associated with positive long-term clinical outcomes," the authors note.

At week 72 (24 weeks after the completion of therapy), it was found that:
- 43% of patients treated with Pegasys monotherapy reduced their hepatitis B viral DNA to less than 20,000 copies per ml compared to 29% of those treated with lamivudine. The addition of lamivudine to Pegasys did not improve the treatment outcome.
- The percentage of patients with normalized alanine aminotransferase levels was significantly higher with Pegasys monotherapy: 59% versus 44% of lamivudine-treated patients. The combination of Pegasys and lamivudine (60%) was not statistically different to Pegasys alone.
- Loss of HBsAg was reported in 12 patients treated with Pegasys (with or without lamivudine) and in none of the patients treated with lamivudine alone. HBsAg seroconversion subsequently occurred in eight of these patients. The authors note that "HBsAg loss or seroconversion was not reported in several clinical trials of lamivudine or adefovir in patients with HBeAg-negative chronic hepatitis B."

The authors conclude that the ability of Pegasys "to improve and sustain biochemical, virologic, and HBsAg response rates constitutes a therapeutic advance over current treatments, which are associated with poor rates of sustained response after the cessation of therapy. Our data demonstrate the possibility of achieving HBsAg loss or seroconversion in patients with HBeAg-negative chronic hepatitis B with the use of peginterferon alfa-2a and therefore support the use of this agent as a first-line therapy for HBeAg-negative chronic hepatitis B."

About chronic hepatitis B

Chronic hepatitis B is a major global healthcare problem affecting more than 400 million people and it is one of the principal causes of liver failure, cirrhosis, and liver cancer. Between one-quarter and one-third of people with chronic hepatitis B will go on to develop progressive liver disease; and approximately one million die annually, making it the 10th leading cause of death worldwide.

About Pegasys

Pegasys, a new generation hepatitis therapy that is different by design, has already become the worldwide market leader in hepatitis C. When approved, Pegasys will be the first pegylated interferon indicated for the treatment of chronic hepatitis B.

Roche in Pegasys

Roche is committed to the viral hepatitis disease area, having introduced Roferon-A for hepatitis B and C, followed by Pegasys in hepatitis C and a full development program in hepatitis B. Roche has its own brand of ribavirin, Copegus, which is used in conjunction with Roferon A or Pegasys for HCV. In addition, Roche manufactures HBV and HCV diagnostic and monitoring systems: The Cobas Amplicor Test, and the Amplicor Monitor Test, two testing systems used to detect the presence of, and quantity of, HBV DNA or HCV RNA in a person's blood.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

*Marcellin, Patrick et al. Peginterferon Alfa-2a Alone, Lamivudine Alone, and the Two in Combination in Patients with HBeAg-Negative Chronic Hepatitis B. New England Journal of Medicine 2004; 351: 32-43.
**PEGASYS is currently not indicated for the treatment of chronic HBV. Roche filed globally for an indication in HBV in July and it is anticipated that the product will be approved in 2005.
***Countries that participated included: Canada, China, France, Germany, Greece, Italy, New Zealand, Poland, Spain, Switzerland, Taiwan, Thailand, and Turkey.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14